Exhibit 23.1

Report and Consent of Independent Registered Public Accounting Firm

The Board of Directors

Claire’s Inc.:

The audits referred to in our report dated May 3, 2013, included the related financial statement schedule as of February 2, 2013 and January 28, 2012, and for each of the fiscal years in the three-year period ended February 2, 2013, included in the registration statement. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We consent to the use of our reports included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

July 18, 2013

Miami, Florida

Certified Public Accountants